Exhibit 99.2

TotalEnergies

TOTALENERGIES SE
"SOCIÉTÉ EUROPÉENNE" WITH A SHARE CAPITAL OF €5,471,001,187.50
2 PLACE JEAN MILLIER - LA DÉFENSE 6
92400 COURBEVOIE
542 051 180 RCS NANTERRE

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SHAREHOLDER MEETING REGISTRATION
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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V92174-P49879

TotalEnergies SE

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following proposals:

Resolutions within the remit of the Ordinary Shareholders' Meeting

		For	Against	Abstain
1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2025.	☐	☐	☐
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2025.	☐	☐	☐
3.	Appropriation of profit and determination of dividend for the year ended December 31, 2025.	☐	☐	☐
4.	Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation's shares.	☐	☐	☐
5.	Agreements covered by Articles L. 225-38 et seq. of the French Commercial Code.	☐	☐	☐
6.	Renewal of Ms. Marie-Christine Coisne-Roquette's term of office as a director.	☐	☐	☐
7.	Renewal of Ms. Anelise Lara's term of office as a director.	☐	☐	☐
8.	Renewal of Mr. Dierk Paskert's term of office as a director.	☐	☐	☐
9.	Appointment of Mr. Slawomir Krupa as a director.	☐	☐	☐
10.	Approval of the information relating to the compensation of executive and non-executive directors ("mandataires sociaux") mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code.	☐	☐	☐
11.	Approval of the compensation policy applicable to directors.	☐	☐	☐
12.	Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer.	☐	☐	☐
13.	Approval of the compensation policy applicable to the Chairman and Chief Executive Officer.	☐	☐	☐

Resolutions within the remit of the Extraordinary Shareholders' Meeting

(resolutions hereunder are summarized due to space limits; see the notice of meeting (brochure de convocation) for full proposals)

		For	Against	Abstain
14.	Delegation to the Board for twenty-six months to increase the share capital with maintenance of the shareholders' preemptive subscription right.	☐	☐	☐
15.	Delegation to the Board for twenty-six months, to increase the share capital within the framework of a public offering, with cancellation of the shareholders' preemptive subscription right.	☐	☐	☐
16.	Delegation to the Board for twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, with cancellation of the shareholders' preemptive subscription right.	☐	☐	☐
17.	Delegation to the Board for twenty-six months, to increase the number of shares to be issued in the event of a capital increase with cancellation of the shareholders' preemptive subscription right.	☐	☐	☐
18.	Delegation to the Board for twenty-six months, to increase the capital in consideration for contributions in kind granted to the Corporation in the event of a public exchange offer initiated by the Corporation.	☐	☐	☐
19.	Delegation to the Board for twenty-six months, to increase the capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders' preemptive subscription right.	☐	☐	☐
20.	Delegation to the Board for twenty-six months to proceed to share capital increases, with cancellation of the shareholders' preemptive subscription right, reserved to members of a company or group savings plan.	☐	☐	☐
21.	Amendments to the Articles of Association of the Corporation - Powers for formalities.	☐	☐	☐

		Yes	No
22.	**Floor proposals** In case amendments or new resolutions are proposed during the meeting, please mark "YES" if you would like to appoint the Chairman of the Combined Shareholders' Meeting to vote your shares on such proposals according to the recommendation of the board of directors, or mark "NO" if you would like to abstain from voting on such floor proposal(s).	☐	☐

Note: ***If you do not make an election, your shares will be voted "Against" the proposal.***

	Yes	No
French Resident Please mark "YES" if the ordinary shares owned of record or beneficially by you are owned and controlled by any person domiciled in France, within the meaning of article 102 of the French civil code, or mark "NO" if such stock is owned or controlled by only by persons domiciled outside of France.	☐	☐

Note: *If "YES" is marked, TotalEnergies SE may not be able to count your vote and you are encouraged to contact Computershare to reposition your shares to Euroclear France for your vote to be counted. If you do not make an election, by signing this proxy card, you will be deemed to confirm that the shares for which the vote is expressed herein are not directly or indirectly owned by any person domiciled in France within the meaning of article 102 of the French civil code.*

NOTE: FOR MORE INFORMATION REGARDING THE MEETING, PLEASE VISIT WWW.TOTALENERGIES.COM

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature [PLEASE SIGN WITHIN BOX] Date

V92175-P49879 (Items to be voted appear on the reverse side) TotalEnergies SE COMBINED SHAREHOLDERS' MEETING May 29, 2026 2:00 p.m. (Paris time) The undersigned holder(s) of record of ordinary shares, nominal value €2.50 per share, of TotalEnergies SE, hereby instruct(s) Société Générale, as its (their) agent (mandataire, acting as registered intermediary (intermédiaire inscrit) in accordance with articles L. 228-1 and seq of the French commercial code), and hereby authorize(s) it to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of TotalEnergies SE that the undersigned is/are entitled to vote at the Combined Shareholders' Meeting to be held at Tour Coupole, 2 place Jean Millier – La Défense 6, 92078 – Paris La Défense on May 29, 2026, and any adjournment or postponement thereof. Your vote (including if transmitted by Internet) authorizes Société Générale to vote your shares in the same manner as if you marked, signed and returned your proxy card. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Proxies will only be valid if the undersigned remain(s) (a) holder(s) of record of ordinary shares as of May 22, 2026 at 12:00 Paris time (May 21, 2026 at 6 p.m. Eastern Time). The undersigned acknowledge(s) that the instructions provided hereon may be invalidated if the undersigned (is/are) no longer (a) holder(s) of record as of such date. The undersigned acknowledges receipt of the notice of meeting (brochure de convocation). Important Notice Regarding the Availability of Proxy Materials: The convening notice of meeting is available at www.proxyvote.com. TotalEnergies SE The Combined Shareholders' Meeting to be held on May 29, 2026